                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Amendment No. 4

                   Mountasia Entertainment International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    624547105
                           --------------------------
                                 (CUSIP Number)

                               MEI Holdings, L.P.
                         4200 Texas Commerce Tower West
                                 2200 Ross Ave.
                               Dallas, Texas 75201
                           Attention: Daniel A. Decker
                                 (214) 220-4900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                               New York, New York
                                 (212) 326-3939


                               November 7, 1996

                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                        (Continued on following page)

                             (Page 1 of 15 Pages)

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   2   of      Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            MEI Holdings, L.P.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


--------------------------------------------------------------------------------
        3          SEC USE ONLY



--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,727,970(1)
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,727,970(1)
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           11,727,970(1)
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not give effect to certain shares of Common Stock which the Registered Holder would be entitled to receive upon the occurrence of certain future events outside the Registered Holder's control as described in Item 4 hereof.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   3   of       Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            MEI GenPar, L.P.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


--------------------------------------------------------------------------------
        3          SEC USE ONLY



--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,727,970(1)
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,727,970(1)
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            11,727,970(1)
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Does not give effect to certain shares of Common Stock which the Registered Holder would be entitled to receive upon the occurrence of certain future events outside the Registered Holder's control as described in Item 4 hereof.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   4   of       Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            HH Genpar Partners
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


--------------------------------------------------------------------------------
        3          SEC USE ONLY



--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,727,970(1)
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,727,970(1)
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            11,727,970(1)
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not give effect to certain shares of Common Stock which the Registered Holder would be entitled to receive upon the occurrence of certain future events outside the Registered Holder's control as described in Item 4 hereof.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   5   of       Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Hampstead Associates, Inc.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


--------------------------------------------------------------------------------
        3          SEC USE ONLY



--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,727,970(1)
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,727,970(1)
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            11,727,970(1)
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not give effect to certain shares of Common Stock which the Registered Holder would be entitled to receive upon the occurrence of certain future events outside the Registered Holder's control as described in Item 4 hereof.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   6   of       Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RAW GenPar, Inc.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


--------------------------------------------------------------------------------
        3          SEC USE ONLY



--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     11,727,970(1)
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  11,727,970(1)
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             11,727,970(1)
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            45.45%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not give effect to certain shares of Common Stock which the Registered Holder would be entitled to receive upon the occurrence of certain future events outside the Registered Holder's control as described in Item 4 hereof.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                               PAGE   7   OF       PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                       00
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  11,727,970(1)
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   11,727,970(1)
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       11,727,970(1)
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.45%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Does not give effect to certain shares of Common Stock which the Registered Holder would be entitled to receive upon the occurrence of certain future events outside the Registered Holder's control as described in Item 4 hereof.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                               PAGE   8  OF       PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Donald J. McNamara
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*
                       00
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  11,727,970(1)
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   11,727,970(1)
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       11,727,970(1)
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       45.45%

--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                       IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not give effect to certain shares of Common Stock which the Registered Holder would be entitled to receive upon the occurrence of certain future events outside the Registered Holder's control as described in Item 4 hereof.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                               PAGE   9   OF       PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Robert A. Whitman
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                       00
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  11,727,970(1)
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   11,727,970(1)
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       11,727,970(1)
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.45%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Does not give effect to certain shares of Common Stock which the Registered Holder would be entitled to receive upon the occurrence of certain future events outside the Registered Holder's control as described in Item 4 hereof.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                              PAGE   10   OF       PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Daniel A. Decker
--------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
--------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                       00
--------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

--------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  11,727,970(1)
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   11,727,970(1)
--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       11,727,970(1)
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   45.45%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Does not give effect to certain shares of Common Stock which the Registered Holder would be entitled to receive upon the occurrence of certain future events outside the Registered Holder's control as described in Item 4 hereof.

        This Amendment No. 4 amends and supplements the Statement on Schedule 13D filed on June 17, 1996, as amended by Amendments No. 1, No. 2 and No. 3 (the "Schedule 13D"), by MEI Holdings, L.P., a Delaware limited partnership, and certain other persons. Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 13D.

        Item 4 of the Schedule 13d is hereby amended by adding the following thereto:

        As publicly announced by the Company on November 7, 1996, at the request of the Company in order for the Company to comply with the guidelines of the American Stock Exchange, Holdings will provide the capital required for the Company to redeem its $4.6 million aggregate principal amount of 10% Convertible Debentures (the "Current Converts"). In consideration of its making such capital available to the Company, Holdings will receive 203,257 shares of Series G Preferred Stock of the Company ("Series G Preferred"), each such share of Series G Preferred to be initially convertible (upon receipt of shareholder approval as discussed below) into ten shares of Common Stock (or a total of 2,032,565 shares). The Series G Preferred will (i) be non-voting, (ii) have a liquidation preference equal to the amount received by the Company for its issuance, (iii) have a dividend rate of 7% per annum with unpaid dividends to accrue but be payable only at such time as dividends are declared and paid on the Company's Common Stock, and (iv) not be convertible into shares of Common Stock until shareholder approval is obtained. Dividends accrued but not declared would not be payable in Common Stock and would be lost upon conversion of the Series G Preferred into Common Stock. Accordingly, Holdings does not presently expect that any dividends will actually be paid on the Series G Preferred. If
Holdings' all-in effective net price per share (after giving effect to Holdings' anti-dilution protections, including valuation adjustments, for the Common Stock purchased by Holdings in its initial $40 million investment ("Holdings' Base Price Per Share")) at the time of the conversion of the Series G Preferred is not determinable or is later determined to be different than it was at the time of such conversion and, in either case, is higher than $2.26, then Holdings will return to the Company such number of shares of Common Stock as is necessary so that the number of shares of Common Stock into which the Series G Preferred is converted equals the number of shares of Common Stock into which the Current Converts would have been convertible if their conversion price had been equal to Holdings' Base Price Per Share. Holdings has agreed not to sell any Series G Preferred or Common Stock so received in the market for six months.

        At the request of the Company, Holdings has agreed to make a tender offer for outstanding shares of Company Common Stock at $3.50 per share, net to the seller in cash, in order to provide shareholders who desire liquidity for their Common Stock the opportunity to sell those shares of Common Stock at prices higher than the market prices prevailing prior to the time of announcement of the Company's redemption of the Current Converts and other matters on November 7, 1996. The tender offer is expected to be commenced on November 15, 1996. Holdings initially indicated to the Company that Holdings anticipated that the appropriate expiration date for the tender offer would be January 7, 1997 (unless extended or previously terminated). However, Holdings is currently evaluating all terms of the tender offer, including the expiration date, and presently expects to set an expiration date in calendar year 1996 and to fix all other terms of the tender offer, including the conditions thereto as Holdings sees fit (except that Holdings does not presently intend to modify the expected tender offer price of $3.50 per share). Holdings has been informed that none of the current members of the Company's Board of Directors intends to tender shares pursuant to the tender offer. Until shareholder approval of the issuance of Common Stock (rather than, or upon conversion of, non-voting preferred stock) to Holdings is obtained, shares of Common Stock purchased pursuant to the tender offer will be voted by Holdings in the same proportion as shares are voted by other shareholders. Holders of the 9% and 9.1% convertible debentures of the Company (the "Other Converts") which are not presently convertible (but become convertible in 1997) will be permitted to participate in the tender offer at a price which, in effect, assumes the conversion of those debentures at the tender offer price.

        Assuming (i) the redemption of the Current Converts as described above,
(ii) the conversion of all of the $17.1 million aggregate principal amount of the Other Converts (whether or not sold pursuant to the tender offer), and (iii) the anticipated issuance of approximately 650,000 shares in settlement of certain claims by third parties against the Company arising out of events occurring prior to Holdings' investment in the Company, the total number of outstanding shares of Common Stock would increase by 7.7 million shares. Under the Investment Agreement and the Warrant, the issuance by the Company of those
7.7 million shares would result in the Company issuing approximately 640,000 shares of Series F Preferred (which are convertible into 6.4 million shares of Holdings Common Stock upon shareholder approval) to Holdings without the payment of additional consideration. Such additional shares of Series F Preferred would have been so issued to Holdings whether or not provision for the funding by Holdings of the redemptions of the Outstanding Converts had been made as described above. After these issuances of Common Stock and assuming the conversion of all Series F and G Preferred Stock into Common Stock and the conversion of Other Converts at a conversion price of $3.50 per share, Holdings estimates that the Company would have outstanding a total of 42 million shares of Common Stock. However, the foregoing computation is based upon various assumptions, including, in addition to the factors indicated above, that (i) all Other Converts are converted and that the conversion price for the Other Converts is $3.50 per share (rather than a lower price, which could apply if stock market prices for Common Stock are lower at the time of actual conversion), (ii) Holdings' Base Price Per Share is at or below $2.26, (iii) the issuance of the 650,000 shares as described above, (iv) that shareholder approval as described above is obtained, and (iv) there are no post-closing adjustments under the Investment Agreement. Accordingly, the actual number of shares of Common Stock that the Company will have outstanding in the circumstances described above cannot be determined at this time.

        On November 7, 1996, the Company also announced certain changes in its senior management, including among others, the election of Robert A Whitman, the Chairman of the Board of the Company and Co-Chief Executive Officer of Hampstead, as interim Chief Executive Officer (without compensation) of the Company until a new Chief Executive Officer is appointed (a search therefor being underway) and the election of Richard M. FitzPatrick, currently Chief Financial Officer of Hampstead, as the interim Chief Financial Officer of the Company.

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively on behalf of it and each of MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:   November 8, 1996                 MEI HOLDINGS, L.P.

                                          By:  MEI GenPar, L.P.
                                              Its General Partner

                                           By: HH GenPar Partners
                                               Its General Partner

                                            By:  Hampstead Associates, Inc.
                                                 Its Managing General Partner

                                             By:  /s/ Daniel A. Decker
                                                  ---------------------------
                                                  Daniel A. Decker
                                                  Executive Vice President

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:   November 8, 1996                 MEI GENPAR, L.P.

                                          By:  HH GenPar Partners
                                               Its General Partner

                                           By: Hampstead Associates, Inc.
                                               Its Managing General Partner

                                            By:  /s/ Daniel A. Decker
                                                -------------------------------
                                                Daniel A. Decker
                                                Executive Vice President

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:    November 8, 1996             HH GENPAR PARTNERS

                                       By:  Hampstead Associates, Inc.
                                            Its Managing General Partner

                                            By:  /s/  Daniel A. Decker
                                                 -----------------------------
                                                 Daniel A. Decker
                                                 Executive Vice President

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:    November 8, 1996             HAMPSTEAD ASSOCIATES, INC.

                                       By:  /s/  Daniel A. Decker
                                            ----------------------------------
                                            Daniel A. Decker
                                            Executive Vice President

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:    November 8, 1996             RAW GENPAR, INC.

                                       By:  /s/  Robert A. Whitman
                                            -----------------------------------
                                            Robert A. Whitman
                                            President

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.


Dated:    November 8, 1996             INMED, INC.

                                       By:  /s/  Daniel A. Decker
                                            -----------------------------
                                            Daniel A. Decker
                                            President

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc.,
Robert A. Whitman and Daniel A. Decker.


Dated:    November 8, 1996

                                            /s/  Donald J. McNamara
                                            ----------------------------------
                                            Donald J. McNamara



      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc.,
Donald J. McNamara and Daniel A. Decker.


Dated:    November 8, 1996

                                            /s/  Robert A. Whitman
                                            ----------------------------------
                                            Robert A. Whitman

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.


Dated:    November 8, 1996             /s/  Daniel A. Decker

                                       ---------------------------------------
                                       Daniel A. Decker